Exhibit 99.1

QuantaSing Announces Unaudited Financial Results for the Fourth Quarter of Fiscal Year 2025 and Full Fiscal Year 2025

Beijing, September 17, 2025 /GLOBE NEWSWIRE/ - QuantaSing Group Limited (NASDAQ: QSG) (“QuantaSing” or the “Company”), a leading lifestyle solution provider, today announced its fourth quarter and full year unaudited financial results for the fiscal year ended June 30, 2025 (the “fourth quarter of FY 2025”, which refers to the quarter from April 1, 2025 to June 30, 2025, and “FY 2025”, which refers to the year from July 1, 2024 to June 30, 2025).

Highlights for the Fourth Quarter of FY 2025

●	Revenues for the fourth quarter of FY 2025 were RMB617.8 million (US$86.2 million), representing an increase of 8.3% from the third quarter of the fiscal year ended June 30, 2025 (the “third quarter of FY 2025”) and a decrease of 38.2% from the fourth quarter of the fiscal year ended June 30, 2024 (the “fourth quarter of FY 2024”). Following its acquisition of Shenzhen Yiqi Culture Co., Ltd. (“Letsvan”) at the end of March 2025, the Company recognized revenue from the pop toy business for the first time in the fourth quarter of FY 2025.

●	Net income for the fourth quarter of FY 2025 was RMB108.0 million (US$15.1 million), compared with RMB41.1 million in the third quarter of FY 2025, and RMB196.6 million in the fourth quarter of FY 2024.

●	Adjusted net income[1] for the fourth quarter of FY 2025 was RMB111.2 million (US$15.5 million), compared with RMB37.8 million in the third quarter of FY 2025, and RMB193.6 million in the fourth quarter of FY 2024.

Highlights for Pop Toy Business for the Fourth Quarter of FY 2025

●	Revenues from the pop toy business were RMB65.8 million (US$9.2 million) for the fourth quarter of FY 2025, which includes RMB43.0 million (US$6.0 million) from the flagship IP2 WAKUKU.

●	The Company has a total of 15 IPs for the pop toy business as of June 30, 2025, including 11 proprietary IPs, 2 exclusive licensed IPs and 2 non-exclusive licensed IPs.

Highlights for FY 2025

●	Revenues for FY 2025 were RMB2,725.6 million (US$380.5 million), compared to RMB3,795.3 million in the fiscal year ended June 30, 2024 (“FY 2024”, which refers to the year from July 1, 2023 to June 30, 2024).

●	Net income for FY 2025 was RMB356.6 million (US$49.8 million), compared with RMB385.5 million in FY 2024.

●	Adjusted net income[1] for FY 2025 was RMB369.0 million (US$51.5 million), compared with RMB423.3 million in FY 2024.

“Our fourth quarter results demonstrate meaningful progress in our strategic transformation, with the pop toy business contributing RMB65.8 million in revenue following the successful integration of Letsvan," said Mr. Peng Li, Chairman and Chief Executive Officer of QuantaSing." As we continue to strategically pivot from traffic-driven to product-driven growth, our traditional online learning services declined as expected and the addition of our pop toy business validates our product-driven approach and positions us well in a high-growth pop toy market. We are accelerating the development of our IP matrix and executing our omni-channel strategy to extend brand reach and consumer engagement. As we continue to scale our IP portfolio and expand internationally, we remain focused on building sustainable businesses where brand strength and operational excellence drive long-term shareholder value.”

1	Adjusted net income is a non-GAAP financial measure. For a reconciliation of net income to adjusted net income, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.
2	“IP” refers to the design of a single or a series of characters and the underlying intellectual property rights.

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Mr. Dong Xie, Chief Financial Officer of QuantaSing, added, “We are pleased to report solid financial performance this quarter. The results reflect the impact of our strategic transformation from a traffic-driven to a product-driven business model, with sales and marketing expenses improving to 47.6% of revenue from 69.2% in the previous quarter. Our pop toy business now accounts for 10.6% of total revenue and is gaining momentum as a contributor to our revenue base, while enhanced operational efficiency positions us well for sustainable growth.”

Financial Results for the Fourth Quarter of FY 2025

Revenues

Revenues were RMB617.8 million (US$86.2 million) in the fourth quarter of FY 2025, compared to RMB1,000.1 million in the fourth quarter of FY 2024. While revenue from the Company’s online learning services declined as a result of its deliberate shift from traffic-driven growth to product-driven growth, such decline was partially offset by revenue from the pop toy business as the Company started to consolidate financial results following its acquisition of Letsvan in the fourth quarter of FY 2025. The change was primarily attributable to the following factors:

●	Performance of established businesses: Revenues from established businesses (business operations established prior to the acquisition of Letsvan) were RMB552.0 million (US$77.0 million) in the fourth quarter of FY 2025, compared to RMB1,000.1 million in the fourth quarter of FY 2024.

●	Revenues from individual online learning services were RMB456.9 million (US$63.8 million) in the fourth quarter of FY 2025, compared to RMB906.7 million in the fourth quarter of FY 2024. This change was primarily due to a decline of RMB262.7 million (US$36.7 million) in revenues from skills upgrading courses, a decline of RMB176.5 million (US$24.6 million) in revenues from financial literacy courses and a decline of RMB10.6 million (US$1.5 million) in revenues from recreation and leisure courses.

●	Revenues from enterprise services were RMB35.7 million (US$5.0 million) in the fourth quarter of FY 2025, compared to RMB56.6 million in the fourth quarter of FY 2024, representing a year-over-year change of 36.9%. The decline was primarily due to a deliberate reduction in marketing services provided to a customer.

●	Revenues from consumer business were RMB50.5 million (US$7.1 million) in the fourth quarter of FY 2025, compared to RMB33.3 million in the fourth quarter of FY 2024, primarily driven by the increase in revenue from wellness products sales.

●	Revenues from others were RMB8.9 million (US$1.1 million) in the fourth quarter of FY 2025, compared to RMB3.5 million in the fourth quarter of FY 2024.

●	Performance of pop toy business: Revenues from pop toy business were RMB65.8 million (US$9.2 million) in the fourth quarter of FY2025, primarily driven by the consolidation of results from Letsvan following the consummation of its acquisition at the end of March 2025. For more information on revenues from pop toy business by IPs, please refer to the “Unaudited Additional Information” in this press release.

Cost of revenues

Cost of revenues were RMB150.2 million (US$21.0 million) in the fourth quarter of FY 2025, compared to RMB141.3 million in the fourth quarter of FY 2024, representing a change of 6.3%. The change was primarily due to the newly added cost of revenue of RMB43.0 million (US$6.0 million) for pop toy business resulting from acquisition of Letsvan and an additional provision for inventory write-down of RMB10.3 million (US$1.4 million) of the established business, partially offset by the decreased labor outsourcing costs of RMB33.6 million (US$4.7 million) and the decreased staff costs of RMB9.0 million (US$1.3 million) of the established businesses.

Sales and marketing expenses

Sales and marketing expenses decreased by 49.3% to RMB294.1 million (US$41.0 million) in the fourth quarter of FY 2025 from RMB580.1 million in the fourth quarter of FY 2024. This reduction reflects the Company's strategic transformation from a traffic-driven business model to a product-driven one, which requires lower marketing investment to acquire customers. The decrease was mainly due to decreased marketing and promotion expenses of RMB238.4 million (US$33.3 million), lower labor outsourcing costs of RMB31.1 million (US$4.3 million) and decreased staff costs of RMB18.9 million (US$2.6 million) of the established businesses, partially offset by the newly added sales and marketing expenses of RMB18.7 million (US$2.6 million) for the pop toy business resulting from the acquisition of Letsvan.

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Research and development expenses

Research and development expenses were RMB21.2 million (US$3.0 million) in the fourth quarter of FY 2025, compared to RMB21.2 million in the fourth quarter of FY 2024, representing a slight decline of 0.1%. The decrease was primarily due to the decline in staff costs (excluding share-based compensation expenses) of RMB11.5 million (US$1.6 million) of the established businesses, partially offset by the newly added research and development expenses of RMB1.9 million (US$0.3 million) for the pop toy business resulting from the acquisition of Letsvan and the increase in share-based compensation expenses of RMB8.7 million (US$1.2 million) of the established businesses.

General and administrative expenses

General and administrative expenses were RMB29.0 million (US$4.0 million) in the fourth quarter of FY 2025, compared to RMB11.6 million in the fourth quarter of FY 2024, representing a change of 150.8%. The increase was primarily due to the newly added general and administrative expenses of RMB7.5 million (US$1.0 million) for the pop toy business resulting from the acquisition of Letsvan and an increase in share-based compensation expenses of RMB16.3 million (US$2.3 million) of the established businesses.

Others, net

Others, net were RMB28.1 million (US$3.9 million) in the fourth quarter of FY 2025, compared to RMB6.8 million in the fourth quarter of FY 2024, primarily driven by the increased fair value gains in short-term investments and long-term investments.

Net income and adjusted net income

Net income was RMB108.0 million (US$15.1 million) in the fourth quarter of FY 2025, compared with RMB196.6 million in the fourth quarter of FY 2024. Adjusted net income was RMB111.2 million (US$15.5 million) in the fourth quarter of FY 2025, compared with RMB193.6 million in the fourth quarter of FY 2024.

Earnings per ordinary share and adjusted earnings per ordinary share3

Basic and diluted net income per ordinary share were RMB0.67 (US$0.09) and RMB0.65 (US$0.09) in the fourth quarter of FY 2025, compared with basic and diluted net income per ordinary share of RMB1.22 and RMB1.18 in the fourth quarter of FY 2024. Basic and diluted adjusted net income per ordinary share were RMB0.69 (US$0.10) and RMB0.67 (US$0.09) in the fourth quarter of FY 2025, compared with basic and diluted adjusted net income per ordinary share of RMB1.20 and RMB1.16 in the fourth quarter of FY 2024.

3	Basic and diluted adjusted net income per ordinary share are non-GAAP financial measures. For a reconciliation of basic and diluted net income per ordinary share to basic and diluted adjusted net income per ordinary share, see the “Non-GAAP Financial Measures” section and the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” below.

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Financial Results for FY 2025

Revenues

Revenues were RMB2,725.6 million (US$380.5 million) in FY 2025, compared with RMB3,795.3 million in FY 2024. The change reflects the Company's deliberate shift from traffic-driven to product-driven growth, such decline was partially offset by recognized revenue from the pop toy business as the Company started to consolidate financial results following its acquisition of Letsvan in the fourth quarter of FY 2025. The change was primarily attributable to the following factors:

●	Performance of established businesses: Revenues from established businesses were RMB2,659.8 million (US$371.3 million) in FY 2025, compared to RMB3,795.3 million in FY 2024.

●	Revenues from individual online learning services were RMB2,234.5 million (US$311.9 million) in FY 2025, compared with RMB3,364.3 million in FY 2024. This change was primarily due to a decrease of RMB622.2 million (US$86.8 million) in revenues from skills upgrading courses, a decline of RMB426.0 million (US$59.5 million) in revenues from financial literacy courses and a decline of RMB81.6 million (US$11.4 million) in revenues from recreation and leisure courses.

●	Revenues from enterprise services were RMB187.3 million (US$26.1 million) in FY 2025, compared to RMB247.7 million in FY 2024. The change was primarily due to a shift in revenue from transactions with related party and other third parties, partially offset by increased revenue due to higher demand for marketing services from existing and new customers.

●	Revenues from consumer business increased by 22.6% year over year to RMB213.2 million (US$29.8 million) in FY 2025, mainly driven by the increase in revenues from the Company's sales of wellness products, partially offset by the decline in baijiu revenue.

●	Revenues from other services were RMB24.8 million (US$3.5 million) in FY 2025, compared to RMB9.4 million in FY 2024.

●	Performance of pop toy business: Revenues from pop toy business were RMB65.8 million (US$9.2 million) in FY2025, primarily driven by the consolidation of results from Letsvan following the consummation of its acquisition at the end of March 2025. For more information on revenues from pop toy business by IPs, please refer to the “Unaudited Additional Information” in this press release.

Cost of revenues

Cost of revenues decreased by 8.5% year over year to RMB503.7 million (US$70.3 million) in FY 2025, compared to RMB550.3 million in FY 2024, mainly due to decreased labor outsourcing costs of RMB54.1 million (US$7.6 million) and decreased staff costs of RMB21.0 million (US$2.9 million) (including a decrease in share-based compensation of RMB7.5 million (US$1.1 million)) of the established businesses, partially offset by the newly added cost of revenue of RMB43.0 million (US$6.0 million) for pop toy business resulting from the acquisition of Letsvan.

Sales and marketing expenses

Sales and marketing expenses decreased by 37.7% to RMB1,611.3 million (US$224.9 million) in FY 2025, from RMB2,587.0 million in FY 2024. This reduction reflects the Company's strategic transformation from a traffic-driven to a product-driven business model, which requires lower marketing investment to acquire customers. The decrease was mainly due to decreased marketing and promotion expenses of RMB809.6 million (US$113.0 million), decreased labor outsourcing costs of RMB119.7 million (US$16.7 million) and decreased staff costs of RMB22.3 million (US$3.1 million) of the established businesses, partially offset by the newly added sales and marketing expenses of RMB18.7 million (US$2.6 million) for the pop toy business resulting from the acquisition of Letsvan.

Research and development expenses

Research and development expenses were RMB98.5 million (US$13.8 million) in FY 2025, compared to RMB144.9 million in FY 2024, representing a decrease of 32.0%, mainly due to a decline in staff costs of RMB42.2 million (US$5.9 million) of the established businesses, partially offset by the newly added research and development expenses of RMB1.9 million (US$0.3 million) for the pop toy business resulting from the acquisition of Letsvan.

General and administrative expenses

General and administrative expenses were RMB115.2 million (US$16.1 million) in FY 2025, compared to RMB125.8 million in FY 2024, representing a decrease of 8.4%, primarily due to a decrease in staff costs of RMB7.5 million (US$1.0 million) , including a decrease in share-based compensation expenses of RMB4.6million (US$0.6 million), a decrease in professional service fee of RMB4.8 million (US$0.7 million) and a decrease in office expenses of RMB2.8 million (US$0.4 million) for the established businesses, partially offset by the newly added general and administrative expenses of RMB7.5 million (US$1.0 million) for the pop toy business resulting from the acquisition of Letsvan.

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Remeasurement gain of previously held equity interests in connection with step acquisitions

Remeasurement gain of previously held equity interests in connection with step acquisitions were RMB8.1 million (US$1.1 million) in FY 2025, reflecting the fair value adjustment of initial investments in Letsvan before obtaining control.

Others, net

Others, net were RMB59.5 million (US$8.3 million) in FY 2025, compared to RMB29.0 million in FY 2024, primarily driven by the increased fair value gains in one of the Company’s long-term investments.

Net income and adjusted net income

Net income was RMB356.6 million (US$49.8 million) in FY 2025, compared with RMB385.5 million in FY 2024. Adjusted net income was RMB369.0 million (US$51.5 million) in FY 2025, compared with RMB423.3 million in FY 2024.

Earnings per ordinary share and adjusted earnings per ordinary share3

Basic and diluted net income per ordinary share were RMB2.22 (US$0.31) and RMB2.17 (US$0.30) in FY 2025, compared with basic and diluted net income per ordinary share of RMB2.34 and RMB2.27 in FY 2024. Basic and diluted adjusted net income per ordinary share were RMB2.30 (US$0.32) and RMB2.25 (US$0.31) in FY 2025, compared with basic and diluted adjusted net income per ordinary share were RMB2.57 and RMB2.49 in FY 2024.

Balance Sheet

As of June 30, 2025, the Company had cash and cash equivalents, restricted cash and short-term investments of RMB1,040.9 million (US$145.3 million), compared with RMB1,026.3 million as of June 30, 2024.

Both our established businesses and the pop toy business are cash self-sustaining and do not require significant additional capital support. Available cash reserves can therefore be directed toward strategically expanding the pop toy business to accelerate its development and market growth.

Financial Outlook for Pop Toy Business

Based on currently available information, the Company expects its revenues from pop toy business to be in the range of RMB100.0 million to RMB110.0 million for the first quarter of FY 2026 (which refers to the quarter from July 1, 2025 to September 30, 2025) and the range of RMB750.0 million to RMB800.0 million for FY 2026 (which refers to the year from July 1, 2025 to June 30, 2026). The forecasts reflect the Company’s current and preliminary views on the market of pop toy and its pop toy business operating conditions, which are subject to change.

Recent Developments

Further Investments in Letsvan

On July 31, 2025, the Company announced that it would undertake further steps to acquire all the remaining equity interests in Letsvan from the other investors with a combination of cash and stock consideration. The Transactions remain in progress as of the date of this earnings release.

The Company’s pop toy business is advancing its IP innovation by establishing design centers in various cities such as Beijing, Hangzhou and Shenzhen, creating a cross-regional innovation network that enables rapid iteration and efficient creative transformation. The Company is also expanding the influence of its IP through cross-industry collaborations with leading brands in sports, fashion, entertainment, and consumer sectors. Partnerships with the China Open, Universal Studios, Genki Forest, and Beijing Fashion Week highlight the strong cross-industry appeal of pop toys and reinforce the Company's ability to extend IP boundaries across diverse markets—from premium sports events and entertainment venues to consumer brands and high fashion platforms, demonstrating the versatility and broad market resonance of the Company's IP portfolio.

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Potential Business Restructuring

As previously announced, the Company is in an ongoing process of strategically pivoting to a product-driven growth and fully capitalizing on the high-growth pop toy market so as to deliver optimal value to its shareholders and other constituents. To implement this strategy, the management is in negotiation with third-party buyers with respect to a potential restructuring of the Company’s established businesses, including a potential disposal of such businesses. The Company will make timely announcements of any material progress in this regard. Any planned business restructuring is subject to requisite internal corporate approval procedures, and there is no guarantee that any such restructuring will be implemented as indicated in a timely fashion, or at all. Investors should not place undue reliance on this statement.

2024 Share Repurchase Program

On June 11, 2024, the Company announced that the Board had approved a share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a 12-month period beginning on June 11, 2024 and ending on June 10, 2025 (the “2024 Share Repurchase Program”). As of June 30, 2025, a total of 1.7 million ADSs had been repurchased for an aggregate consideration of US$3.6 million under the 2024 Share Repurchase Program.

2025 Share Repurchase Program

On June 6, 2025, the Company announced that the Board had approved a new share repurchase program of up to US$20.0 million of the Company’s Class A ordinary shares in the form of ADSs for a purchase period beginning on June 11, 2025 and ending on June 30, 2026 (the “2025 Share Repurchase Program”). As of June 30, 2025, a total of 0.2 million ADSs had been repurchased for an aggregate consideration of US$2.2 million under the 2025 Share Repurchase Program.

Conference Call Information

The Company's management team will hold a conference call at 7:00 A.M. Eastern Time on Wednesday, September 17, 2025 (7:00 P.M. Beijing Time on the same day) to discuss the financial results.

Listeners may access the call by dialing the following numbers:

International:	1-412-902-4272
United States Toll Free:	1-888-346-8982
Mainland China Toll Free:	4001-201203
Hong Kong Toll Free:	800-905945
Conference ID:	QuantaSing Group Limited

The replay will be accessible through September 24, 2025 by dialing the following numbers:

International:	1-412-317-0088
United States Toll Free:	1-877-344-7529
Replay Access Code:	9431238

A live and archived webcast of the conference call will be available at the Company's investor relations website at https://ir.quantasing.com.

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Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, the Company uses adjusted net income and basic and diluted adjusted net income per ordinary share as its non-GAAP financial measures. Adjusted net income represents net income excluding share-based compensation expense, impairment loss on long-lived assets and goodwill and remeasurement gain of previously held equity interests in connection with step acquisitions. Basic and diluted adjusted net income per ordinary share represents adjusted net income attributable to QuantaSing Group Limited divided by weighted average number of ordinary shares outstanding during the periods used in computing adjusted net income per ordinary share, basic and diluted. The Company believes that the non-GAAP financial measures provide useful information about the Company's results of operations, enhance the overall understanding of the Company's past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools, and when assessing the Company's operating performance, investors should not consider them in isolation, or as a substitute for revenue, net income, net income per ordinary share, basic and diluted or other consolidated statements of operations data prepared in accordance with U.S. GAAP. The Company's definition of non-GAAP financial measures may differ from those of industry peers and may not be comparable with their non-GAAP financial measures.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company's performance. For more information on these non-GAAP financial measures, please see the table captioned “QuantaSing Group Limited Unaudited Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB7.1636 to US$1.00, the exchange rate on June 30, 2025, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred to could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding QuantaSing’s financial outlook, beliefs and expectations. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Among other things, the Financial Outlook for Pop Toy Business in this announcement contains forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies, including its strategic pivot to a product-driven growth; its future business development, especially the growth of its pop toy business, results of operations and financial condition; its ability to attract and retain new users and consumers and to increase the spending and revenues generated from users and consumers; its ability to maintain and enhance the recognition and reputation of its brands; its expectations regarding demand for and market acceptance of its services and products; expected growth, future trends and competition in the markets that it operates in; changes in its revenues and certain cost or expense items; PRC governmental policies and regulations relating to its various business lines and industries, general economic and political conditions in China and globally, and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties, or factors is included in the Company’s filings with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and the Company undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

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About QuantaSing Group Limited

QuantaSing is a leading lifestyle solution provider that offers engaging, affordable and accessible online and offline services, as well as consumer products in selected areas that address senior users' wellness aspirations. QuantaSing has expanded into the pop toys sector and continues to strategically diversify its portfolio by capturing opportunities in promising consumer sectors while maintaining financial discipline.

For more information, please visit: https://ir.quantasing.com.

Contact

Investor Relations

Leah Guo

QuantaSing Group Limited

Email: ir@quantasing.com

Tel: +86 (10) 6493-7857

Robin Yang, Partner

ICR, LLC

Email: QuantaSing.IR@icrinc.com

Phone: +1 (212) 537-0429

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$

ASSETS
Current assets:
Cash and cash equivalents	779,931	830,159	115,886
Restricted cash	160	21,065	2,941
Short-term investments	246,195	189,697	26,481
Accounts receivable, net	16,676	45,893	6,406
Amounts due from related parties	4,488	1,577	220
Inventory, net	6,345	21,461	2,996
Prepayments and other current assets	275,549	202,899	28,322
Total current assets	1,329,344	1,312,751	183,252

Non-current assets:
Property and equipment, net	6,569	11,292	1,576
Long-term investments	9,010	59,066	8,245
Intangible assets, net	-	65,938	9,205
Operating lease right-of-use assets	58,889	19,898	2,778
Deferred tax assets	847	-	-
Goodwill	-	187,598	26,188
Other non-current assets	21,360	4,976	695
Total non-current assets	96,675	348,768	48,687
TOTAL ASSETS	1,426,019	1,661,519	231,939

LIABILITIES
Current liabilities:
Short-term borrowings	-	11,100	1,550
Accounts payables	62,066	48,694	6,797
Accrued expenses and other current liabilities	190,508	151,806	21,191
Amounts due to related parties	-	3,321	464
Income tax payable	20,399	31,440	4,389
Contract liabilities, current portion	385,227	238,090	33,236
Advance from customers	162,257	113,134	15,793
Operating lease liabilities, current portion	49,099	16,428	2,293
Total current liabilities	869,556	614,013	85,713

Non-current liabilities:
Contract liabilities, non-current portion	11,365	35,485	4,954
Operating lease liabilities, non-current portion	16,989	7,016	979
Deferred tax liabilities	11,625	72,042	10,057
Total non-current liabilities	39,979	114,543	15,990
TOTAL LIABILITIES	909,535	728,556	101,703

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS - continued

(Amounts in thousands, except for share and per share data)

	As of
	June 30, 2024	June 30, 2025	June 30, 2025
	RMB	RMB	US$

MEZZANINE EQUITY
Non-controlling interests with liquidation preferences	-	40,999	5,723

SHAREHOLDERS’ EQUITY
Class A ordinary shares	81	81	11
Class B ordinary shares	34	34	5
Treasury stock	(109,257)	(49,054)	(6,848)
Additional paid-in capital	1,192,474	1,066,860	148,928
Accumulated other comprehensive income	17,313	16,507	2,304
Accumulative deficit	(584,161)	(225,431)	(31,469)
TOTAL QUANTASING GROUP LIMITED SHAREHOLDERS’ EQUITY	516,484	808,997	112,931
Non-controlling interests	-	82,967	11,582
TOTAL SHAREHOLDERS’ EQUITY	516,484	891,964	124,513
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,426,019	1,661,519	231,939

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QUANTASING GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended June 30,			For the Years Ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$

Revenues	1,000,083	617,835	86,246	3,795,331	2,725,592	380,478
Cost of revenues	(141,252)	(150,217)	(20,969)	(550,310)	(503,733)	(70,318)

Gross Profit	858,831	467,618	65,277	3,245,021	2,221,859	310,160

Operating expenses:
Sales and marketing expenses	(580,093)	(294,055)	(41,048)	(2,586,977)	(1,611,261)	(224,923)
Research and development expenses	(21,213)	(21,200)	(2,959)	(144,868)	(98,525)	(13,754)
General and administrative expenses	(11,554)	(28,978)	(4,045)	(125,765)	(115,172)	(16,077)
Impairment loss on long-lived assets	(2,652)	-	-	(2,652)	-	-
Impairment loss on goodwill	(7,389)	-	-	(7,389)	-	-
Total operating expenses	(622,901)	(344,233)	(48,052)	(2,867,651)	(1,824,958)	(254,754)

Income from operations	235,930	123,385	17,225	377,370	396,901	55,406

Other income:
Interest income	2,151	959	134	10,520	4,999	698
Remeasurement gain of previously held equity interests in connection with step acquisitions	-	-	-	-	8,109	1,132
Others, net	6,802	28,060	3,917	28,965	59,478	8,303

Income before income tax	244,883	152,404	21,276	416,855	469,487	65,539
Income tax expense	(48,276)	(44,424)	(6,201)	(31,328)	(112,919)	(15,763)

Net income	196,607	107,980	15,075	385,527	356,568	49,776
Net loss attributable to noncontrolling interests	-	2,161	302	-	2,162	302
Net income attributable to QuantaSing Group Limited	196,607	110,141	15,377	385,527	358,730	50,078

Other comprehensive income/(loss)
Foreign currency translation adjustments, net of nil tax	85	(1,984)	(277)	(4,869)	(806)	(113)
Total other comprehensive income/(loss)	85	(1,984)	(277)	(4,869)	(806)	(113)

Total comprehensive income	196,692	105,996	14,798	380,658	355,762	49,663
Net loss attributable to noncontrolling interests	-	2,161	302	-	2,162	302
Comprehensive income attributable to QuantaSing Group Limited	196,692	108,157	15,100	380,658	357,924	49,965

Net income per ordinary share
- Basic	1.22	0.67	0.09	2.34	2.22	0.31
- Diluted	1.18	0.65	0.09	2.27	2.17	0.30
Weighted average number of ordinary shares used in computing net income per ordinary share
- Basic	160,765,764	163,732,982	163,732,982	164,998,649	161,291,663	161,291,663
- Diluted	166,883,228	168,939,011	168,939,011	170,045,651	165,196,242	165,196,242
Share-based compensation expenses included in
Cost of revenues	(3,706)	(905)	(126)	(13,651)	(6,119)	(854)
Sales and marketing expenses	(5,776)	141	20	2,902	(1,399)	(195)
Research and development expenses	8,724	15	2	(1,887)	(2,459)	(343)
General and administrative expenses	13,840	(2,451)	(342)	(15,121)	(10,524)	(1,469)

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QUANTASING GROUP LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a reconciliation of net income to adjusted net income and basic and diluted net income per ordinary share to basic and diluted adjusted net income per ordinary share for the periods indicated:

	For the Three Months Ended June 30,			For the Years Ended June 30,
	2024	2025	2025	2024	2025	2025
	RMB	RMB	US$	RMB	RMB	US$

Net income	196,607	107,980	15,075	385,527	356,568	49,776
Add: Share-based compensation	(13,082)	3,200	446	27,757	20,501	2,861
Add: Impairment loss on long-lived assets and goodwill	10,041	-	-	10,041	-	-
Less: Remeasurement gain of previously held equity interests in connection with step acquisitions	-	-	-	-	(8,109)	(1,132)

Adjusted net income	193,566	111,180	15,521	423,325	368,960	51,505
Attributable to noncontrolling interests	-	2,161	302	-	2,162	302
Adjusted net income attributable to QuantaSing Group Limited	193,566	113,341	15,823	423,325	371,122	51,807

Weighted average number of ordinary shares used in computing net income per ordinary share
- Basic	160,765,764	163,732,982	163,732,982	164,998,649	161,291,663	161,291,663
- Diluted	166,883,228	168,939,011	168,939,011	170,045,651	165,196,242	165,196,242
Weighted average number of ordinary shares used in computing adjusted net income per ordinary share
- Basic	160,765,764	163,732,982	163,732,982	164,998,649	161,291,663	161,291,663
- Diluted	166,883,228	168,939,011	168,939,011	170,045,651	165,196,242	165,196,242

Net income per ordinary share
- Basic	1.22	0.67	0.09	2.34	2.22	0.31
- Diluted	1.18	0.65	0.09	2.27	2.17	0.30
Non-GAAP adjustments to net income per ordinary share
- Basic	(0.02)	0.02	0.01	0.23	0.08	0.01
- Diluted	(0.02)	0.02	0.00	0.22	0.08	0.01
Adjusted net income per ordinary share
- Basic	1.20	0.69	0.10	2.57	2.30	0.32
- Diluted	1.16	0.67	0.09	2.49	2.25	0.31

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QUANTASING GROUP LIMITED

UNAUDITED ADDITIONAL INFORMATION

(Amounts in thousands, except for shares and per share data)

The following table below sets forth a breakdown of revenue from pop toy business by IPs, both by absolute amount and as a percentage for the periods indicated:

	For the Three Months Ended June 30,
	2025
	RMB	US$	%

Revenue from pop toy business
WAKUKU	42,959	5,997	65.3
ZIYULI	17,591	2,456	26.7
Others(1)	5,231	730	8.0

	65,781	9,183	100.0

(1)	“Others” refers to revenue generated from all other IPs, such as "FUNII", "FIILA" and "PIDOL", aggregated and presented as “Others”.
(2)	The revenue of the newly acquired pop toy business, Letsvan, was consolidated into the Group’s financial results beginning from April 1, 2025. As a result, there was no comparable prior period information for pop toy business.

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QUANTASING GROUP LIMITED

UNAUDITED SEGMENT INFORMATION

(Amounts in thousands, except for shares and per share data)

	For the Three Months Ended June 30, 2025
	Learning service and others and consumer business(1)	Pop toy business(2)	Total	Total
	RMB	RMB	RMB	US$

Revenues
Learning service and others	501,534	-	501,534	70,011
Consumer business	50,520	-	50,520	7,052
Pop toy business	-	65,781	65,781	9,183
Total revenues	552,054	65,781	617,835	86,246

Cost of revenues
Learning service and others	(68,105)	-	(68,105)	(9,507)
Consumer business	(39,142)	-	(39,142)	(5,464)
Pop toy business	-	(42,970)	(42,970)	(5,998)
Total cost of revenue	(107,247)	(42,970)	(150,217)	(20,969)

Gross Profit
Learning service and others	433,429	-	433,429	60,504
Consumer business	11,378	-	11,378	1,588
Pop toy business	-	22,811	22,811	3,185
Total gross profit	444,807	22,811	467,618	65,277

Operating expenses:
Sales and marketing expenses	(275,395)	(18,660)	(294,055)	(41,048)
Research and development expenses	(19,323)	(1,877)	(21,200)	(2,959)
General and administrative expenses	(21,486)	(7,492)	(28,978)	(4,045)
Total operating expenses	(316,204)	(28,029)	(344,233)	(48,052)

Income/(loss) from operations	128,603	(5,218)	123,385	17,225

Other income:
Interest income/(expense)	978	(19)	959	134
Others, net	27,269	791	28,060	3,917

Income/(loss) before income tax	156,850	(4,446)	152,404	21,276
Income tax (expense)/benefit	(45,164)	740	(44,424)	(6,201)

Net income/(loss)	111,686	(3,706)	107,980	15,075

(1)	The “Learning service and others and consumer business” includes two segments: 1) Learning service and others; and 2) Consumer business. This represents all of the Company's established business operations prior to the acquisition of Letsvan.
(2)	On March 31, 2025, the Company completed the acquisition of Letsvan which primarily operates the pop toy business. The Company identified “Pop toy business” as a new segment effective from the fourth quarter of FY 2025.
(3)	The results of the newly acquired pop toy business, Letsvan, was consolidated into the Group’s financial results beginning from April 1, 2025. As a result, there was no comparable prior period information for segment report.

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